SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayers’ ID (CNPJ): 00.108.786/0001-65

Corporate Registry (NIRE): 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING:

HELD ON APRIL 30, 2010

DATE, TIME AND PLACE: On April 30, 2010, at 11:00 a.m., at the Company’s headquarters located at Rua Verbo Divino nº 1356 – 1º andar, Chácara Santo Antônio, in the city and state of São Paulo.

ATTENDANCE: Shareholders holding more than ninety-nine percent (99%) of the voting stock, as per the signatures in the “Shareholders’ Attendance Book”, Messrs. Alfredo Blanc and Leonardo Donato of Ernst & Young, and Mr. Charles Barnsley Holland, representative of the Company’s Fiscal Council.

PRESIDING: JOÃO ADALBERTO ELEK JUNIOR – Chairman, and JOANA GRAEFF MARTINS – Secretary.

CALL NOTICE: The call notice was published in the newspaper Valor Econômico and in the Official Gazette of the State of São Paulo on April 14, 15 and 16, 2010.

AGENDA: 1. Acknowledge the Management’s accounts, analyze, discuss and vote on the Company’s financial statements for the fiscal year ended on December 31, 2009; 2. Deliberate on the allocation of net income from the fiscal year ended December 31, 2009 and the distribution of dividends; 3. Elect the members of the Board of Directors and fix Management’s compensation; and 4. Elect the members of the Fiscal Council and fix their compensation.

RESOLUTIONS:     The resolutions were approved by unanimous vote of the Shareholders present, with the abstention of those legally impeded from voting. These Minutes were then drawn up in summary format, pursuant to paragraph 1 of Article 130 of Law 6404/76, and their publication was authorized with the omission of the shareholders’ signatures, pursuant to paragraph 2 of Article 130 of Law 6404/76.

NET SERVIÇOS DE COMUNICAÇÃO S.A. MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 30, 2010

1.             The Shareholders approved, by unanimous vote, without qualifications, the Annual Management Report and its accounts included in the Balance Sheet and Financial Statements, published in the newspaper Valor Econômico on February 10, 2010 and in the Official Gazette of the State of São Paulo on February 11, 2010, containing shareholders’ equity, annual net income, the origins and applications of funds and interests in Subsidiaries, as well as the Reports of the Management, Fiscal Council and External Auditors for the fiscal year ended December 31, 2009.

2.             Net income under Brazilian corporate law came to R$778,187,640.41 (seven hundred seventy-eight million, one hundred eighty-seven thousand, six hundred forty reais and forty-one centavos), which, in accordance with Article 26 of the Company’s Bylaws, will be absorbed by the accrued loss of R$3,109,090,159.94 (three billion, one hundred nine million, ninety thousand, one hundred fifty-nine reais and ninety-four centavos), and hence there will be no distribution of dividends.

3.             The Shareholders acknowledged the end of term of office of Board member Mr. Stefan Alexander, herein formalizing his exit from the Board of Directors. Consequently,  without recourse to the cumulative voting procedure, pursuant to CVM Instruction 165/91, amended by Instruction 282/98, the following Board of Directors’ members were elected or reelected for a term of office until the investiture of their successors to be elected at the 2011 Annual General Meeting:

i)               Indicated by the Shareholder DISTEL HOLDING S.A., reelected Messrs. JORGE LUIZ DE BARROS NÓBREGA, Brazilian citizen, married, business administrator, holder of Identity Card (RG) 029.741.88-1 - IFP-RJ and inscribed in the Individual Taxpayers Register (CPFMF) under no. 371.632.567-87, resident and domiciled in the city and state of Rio de Janeiro, with office address at Avenida Afrânio de Melo Franco, 135, 2º andar, Leblon, CEP 22430-060, as the member and ANTONIO CLAUDIO FERREIRA NETTO, Brazilian citizen, divorced, lawyer, holder of Identity Card No. 85.652, issued by the Brazilian Bar Association (OAB-RJ) and inscribed in the Individual Taxpayers Register (CPFMF) under no. 943.122.497-68, resident and domiciled in the city and state of Rio de Janeiro, with office address at Avenida Afrânio de Melo Franco nº 135, 5o andar, Leblon, CEP 22430-060, as his alternate.

Indicated by the Shareholder GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A., reelected Messrs. JUAREZ DE QUEIROZ CAMPOS JÚNIOR, Brazilian citizen,

NET SERVIÇOS DE COMUNICAÇÃO S.A. MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 30, 2010

married, business administrator, holder of Identity Card (RG) no. 10.826.391- SSP-SP and inscribed in the Individual Taxpayers Register (CPFMF) under no. 039.245.898-52, resident and domiciled in the city and state of Rio de Janeiro, with office address at Avenida das Américas, 700, bloco 2 A, 1º andar, Barra da Tijuca, as member and GUILHERME DE SAMPAIO FERRAZ FILHO, Brazilian, married, economist, holder of Identity Card (RG) no. 075912659 – IFP-RJ and inscribed in the Individual Taxpayers Register (CPFMF) under no. 185.918.251-87, resident and domiciled in the city and state of Rio de Janeiro, with office address at Avenida das Américas n°700, bloco 2A, 1°andar, Barra da Tijuca, as his alternate; elected AUGUSTO CESAR ROXO DE URZEDO ROCHA FILHO, Brazilian Citizen, married, civil engineer, bearer of Identity Card (RG) no. 89-1-00053-5 – CREA-RJ and inscribed in the Individual Taxpayers Register (CPF) under no. 810.813.757-87, resident and domiciled in the city and state of Rio de Janeiro, with office address at Avenida Afrânio de Melo Franco nº 135, 2º andar, Leblon, CEP 22430-060, as member and MANUELA ULHOA CINTRA DE MATTOS, Brazilian citizen, legally separated, economist, bearer of Identity Card  no. 106.952.930 – DETRAN-RJ and inscribed in the Individual Taxpayers Register (CPF) under no. 091.522.527-10, resident and domiciled in the city and state of Rio de Janeiro, with office address at Avenida Afrânio de Melo Franco nº 135, 2º andar, Leblon, CEP 22430-060, as his alternate; ROSSANA FONTENELE BERTO, Brazilian citizen, married, business administrator, holder of Identity Card (RG) 07219375-8 - SSP-RJ and inscribed in the Individual Taxpayers Register (CPF) under no. 878.888.907-68, resident and domiciled in the city and state of Rio de Janeiro, with office address  at Avenida Afrânio de Melo Franco, nº 135, 2º andar  CEP 22430-060, Leblon, as member and CINTIA DE MELO MORAES, Brazilian citizen, legally separated, journalist, holder of Identity Card 10940523-3 – DETRAN-RJ and inscribed in the Individual Taxpayers Register (CPF) under no. 931.771.787-04, resident and domiciled in the city and state of Rio de Janeiro with office address at Avenida Afrânio de Melo Franco nº 135, 2º andar, Leblon, CEP 22430-060, as her alternate; GABRIELA SALOMÃO TAVARES, Brazilian citizen, divorced, lawyer, holder of Identity Card 85.265 - OAB-RJ issued on 12.21.2002 and inscribed in the Individual Taxpayers Register (CPFMF) under no. 002.031.617-85, resident and domiciled in the city and state of Rio de Janeiro, with office address at Avenida Afrânio de Melo Franco nº 135, 5º andar, CEP 22430-060, Leblon, as  member and JOSÉ CARLOS BENJÓ,  Brazilian citizen, divorced, lawyer, holder of Identity Card 64.048 - OAB-RJ and inscribed in the Individual Taxpayers Register (CPF) under no. 871.330.757-68, resident and domiciled in the city and state of Rio de Janeiro, with office address at Avenida Afrânio de Melo Franco, nº 135, 5º andar, Leblon, CEP 22430-060, as her alternate; RODRIGO MESQUITA MARINHO, Brazilian, legally separated, businessman, holder of Identity Card (RG) no.10.010.957-8 –IFP-RJ and inscribed in

NET SERVIÇOS DE COMUNICAÇÃO S.A. MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 30, 2010

the Individual Taxpayers Register (CPF) under no. 051.615.027-89, resident and domiciled in the city and state of Rio de Janeiro, with office address at Avenida Afrânio de Melo Franco n°135, 2º andar, Leblon, CEP 22430-060, as member and PAULO DAUDT MARINHO, Brazilian, married, businessman, holder of identity Card (RG) no. 10306675-9 IFP-RJ and inscribed in the Individual Taxpayers Register (CPF) under no. 052.048.947-05, resident and domiciled in the city and state of Rio de Janeiro, with office address at Avenida Afrânio de Melo Franco n°135, 2º andar, Leblon, CEP 22430-060, as his alternate; SERGIO LOURENÇO MARQUES, Brazilian, married, engineer holder of identity Card (RG) no.625.547 SSP-ES and inscribed in the Individual Taxpayers Register (CPF) under no. 862.651.487-53, resident and domiciled in the city and state of Rio de Janeiro, with office address at Avenida Afrânio de Melo Franco nº 135, 1º andar, Leblon, as member and JOSÉ FERREIRA MONTEIRO, Brazilian citizen, married, engineer, Identity Card no. 04761493-8 DETRAN-RJ and inscribed in the Individual Taxpayers Register (CPF) under no. 743.251.757-68, resident and domiciled in the city and state of Rio de Janeiro, with office address at Avenida Afrânio de Melo Franco n°135, 1º andar, Leblon, CEP 22430-060, as his alternate.

iii)     Indicated by the Shareholder EMBRATEL PARTICIPAÇÕES S.A., CARLOS HENRIQUE MOREIRA, Brazilian citizen, married, engineer, holder of Identity Card 12544-D - CREA/RJ and inscribed in the Individual Taxpayers Register (CPFMF) under no.005.215.077-15, resident and domiciled in the city and state of Rio de Janeiro, with office address at Av. Presidente Vargas, 1012, 15º andar, CEP 20071-910, as member and MARCELLO DA SILVA MIGUEL, Brazilian citizen, married, telecommunications engineer, holder of Identity Card 05866027-5 – IFP and inscribed in the Individual Taxpayers Register (CPFMF) under no. 797011597-72, resident and domiciled in the city and state of Rio de Janeiro, with office address at Av. Presidente Vargas, 1012, 14º andar, CEP 20071-910, as his alternate; JOSÉ FORMOSO MARTÍNEZ, Mexican citizen, married, engineer, holder of Foreigner’s Identity Card (RNE) V405864-B and inscribed in the Individual Taxpayers Register (CPFMF) under no. 059.557.727-07, resident and domiciled in the city and state of Rio de Janeiro, with office address at Av. Presidente Vargas, 1012, 15º andar, CEP 20071-910, as member and ANTONIO OSCAR DE CARVALHO PETERSEN FILHO, Brazilian citizen, married, lawyer and economist, holder of Identity Card (RG) 155.156 OAB/SP, and inscribed in the Individual Taxpayers Register (CPFMF) under no. 276.546.358-18, resident and domiciled in the city and state of Rio de Janeiro, with office address at Av. Presidente Vargas, 1012, 15º andar, CEP 20071-910, as his alternate; ISAAC BERENSZTEJN, Brazilian citizen, married, engineer, holder of Identity Card (RG) no.3.174.052 IFP/RJ and inscribed in the Individual Taxpayers Register (CPFMF) under no.332.872.367-68, resident and domiciled in the

NET SERVIÇOS DE COMUNICAÇÃO S.A. MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 30, 2010

city and state of Rio de Janeiro, with office address at Avenida Presidente Vargas, 1012, 11º andar, Centro, CEP 20071-910, as member and MAURICIO ALVARENGA VERGANI, Brazilian citizen, married, Bachelor of Law, holder of Identity Card (RG) 9488651 and inscribed in the Individual Taxpayers Register (CPFMF) under no. 041.973.348-50, resident and domiciled in the city of Barueri, in the state of São Paulo, with office address at Rua Aldo de Azeredo, 200, 2º andar, CEP 0543-030, as his alternate.

iv)           In a separate election, pursuant to Article 141, Paragraph 4, clause II, of Law 6404/76, without the participation of the controlling shareholders GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A., GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A. AND DISTEL HOLDING S.A., by majority vote, the preferred shareholders reelected Mr. EDGARD LOBÃO DOS SANTOS, Brazilian citizen, married, engineer, holder of Identity Card 2.272.326 - IFP-RJ and inscribed in the Individual Taxpayers Register (CPFMF) under no. 263.013.777-53, resident and domiciled in the city and state of Rio de Janeiro, at Avenida Érico Veríssimo, n°399, apto 202, Barra da Tijuca, CEP 22621-180, with the alternate member position remaining vacant.  Other favorable and dissenting votes, as per the vote tally in this Meeting, were recorded and filed at the Company’s head office.

v)             Indicated by the Shareholder EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL, and in compliance with Article 11 of the Company’s Bylaws, by which at least 20% (twenty percent) of the Board of Directors must consist of independent members, as set forth by the Level 2 Regulations of BOVESPA, whose votes are not tied to the resolutions taken in the Prior Meetings, pursuant to the Company’s Shareholders Agreement, reelected MAURO SZWARCWALD, Brazilian citizen, married, consultant, holder of Identity Card 2.382.767-8 – IFP-RJ and inscribed in the Individual Taxpayers Register (CPFMF) under no. 266.440.967-00, resident and domiciled in the city and state of Rio de Janeiro, at Avenida Lúcio Costa nº 3360, bloco 2, apartamento 3002, Barra da Tijuca – CEP 22630-010, as member and Mr. LUIZ TITO CERASOLI, Brazilian citizen, divorced, engineer, holder of Identity Card 38.592-D CREA- RJ, and inscribed in the Individual Taxpayers Register (CPFMF) under no.297.487.047-34, resident and domiciled in the city and state of Rio de Janeiro, with office address at Avenida Presidente Vargas n°1012 – 13º andar – CEP 20071-910, as his alternate, who, together with the Board members indicated by the preferred shareholders in item ‘iv’ above, constitute the 20% (twenty percent) of independent members on the Company’s Board of Directors.

NET SERVIÇOS DE COMUNICAÇÃO S.A. MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 30, 2010

The Members hereby elected and reelected took office by signing the Investiture Term, and declared that they were not legally prevented from exercising the management of a business corporation. The Annual General Meeting set the global annual compensation for the Company’s administrators at up to (and including) R$17,000,000.00 (seventeen million reais) for the fiscal year 2010, including the statutory and non-statutory executive officers, with the distribution of compensation being incumbent on the Board of Directors based on the advice of the Compensation Committee.

4.             With the term of office of the permanent members of the Company’s Fiscal Council having expired, the current members were reelected to hold office until the 2011 Annual General Meeting, as follows:

i)       Indicated by the Shareholders DISTEL HOLDING S.A., GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A and EMBRATEL PARTICIPAÇÕES S.A., Charles Barnsley Holland, Brazilian citizen, married, accountant, holder of Identity Card (R.G.) 12.782.315 (SSP-SP) and inscribed in the Individual Taxpayers Register (CPFMF) under no. 379.343.258-00, resident and domiciled in the city and state of São Paulo, at Rua Miranda Montenegro, 144, and Martin Roberto Glogowsky, Brazilian citizen, married, lawyer and business administrator, holder of Identity Card (R.G.) no. 4.700.146 (SSP-SP) and inscribed in the Individual Taxpayers Register (CPFMF) under no. 861.682.748-04, resident and domiciled in the city and state of São Paulo, at Rua Barão de Santa Eulália, 170 Apt. 52.

ii)             In a separate election, pursuant to Article 161, Paragraph 4, of Law 6404/76, without the participation of the controlling shareholders GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A., GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A. and DISTEL HOLDING S.A., the preferred shareholders present, including EMBRATEL PARTICIPAÇÕES S.A. and EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL, reelected, by majority vote, Mr. Fernando Carlos Ceylão Filho, Brazilian, married, lawyer inscribed in the Bar Association, Rio de Janeiro chapter (OAB-Rio de Janeiro) no. 22.908, CPF n°182968157-53, resident and domiciled in the city and state of Rio de Janeiro, at Rua Constante Ramos n°501, apartamento no 22, apto 501, CEP 22051-010. The abstention, as per the vote tally in this Meeting, was recorded and filed at the Company’s head office.

The General Meeting fixed the overall annual compensation of the Fiscal Council members at R$600,000.00 (six hundred thousand reais) for 2010. The General Meeting also approved the Fiscal Council’s 2010 budget in the amount of R$150,000.00 (one hundred fifty thousand reais).

NET SERVIÇOS DE COMUNICAÇÃO S.A. MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 30, 2010

Closure: The meeting was adjourned for the time required to draw up these Minutes in the book. After the meeting resumed, these Minutes were read, found in order, approved and signed by all those present. São Paulo – SP, April 30, 2010.

João Adalberto Elek Jr.	Joana Graeff Martins
Chairman	Secretary

Alfredo Blanc and Leonardo Donato	Charles Barnsley Holland
Fiscal Council	Ernst & Young

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.